 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

AutoWeb, Inc.
(Name of Issuer)

Autobytel Inc.
(Former name or former address, if changed since last report.)

Common Stock par value $.001 per share
(Title of Class of Securities)

05275N205
(CUSIP Number)

Jose Vargas
Auto Holdings Ltd.
Diagonal 6, 12-42 zona 10
Edificio Design Center, Torre II, Of. 1103
Guatemala City, Guatemala 01010
+502 2261-8880

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

June 22, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05275N205	13D/A	Page 2 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Auto Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
	10	SHARES DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 3 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON PF Auto, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
	10	SHARES DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 4 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Jose Vargas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,753 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 17,753 shares of Common Stock
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800,681 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.42%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 5 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Galeb3 Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 6 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Matías de Tezanos
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Costa Rica
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 7 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Manatee Ventures Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 8 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Ceiba International Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 9 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Investment And Development Finance Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 10 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON John Peter Klose de Ojeda
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES o
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 11 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Richard Aitkenhead Castillo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 12 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON IDC Financial, S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Panama
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 13 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Juan Christian Klose Pieters
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 14 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Margarita Klose
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 15 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON Jorge Miguel Fernandez Bianchi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Guatemala
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 05275N205	13D/A	Page 16 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON PF Holdings, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 05275N205	13D/A	Page 17 of 21 Pages

1	NAME AND IRS IDENTIFICATION NUMBER OF REPORTING PERSON People F, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARES DISPOSITIVE POWER 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES O
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.29%
14	TYPE OF REPORTING PERSON CO

Item 1. Security and Issuer.

This Schedule 13D/A relates to the conversion of Series B Junior Participating Convertible Preferred Stock, par value $0.001 per share (the “Series B Stock”) and warrants to purchase shares of the Series B Stock (the “Series B Warrants”) into shares of common stock, $0.001 par value (the “Common Stock”) of Auto Web, Inc. (f/k/a Autobytel Inc.), a Delaware corporation (the “Issuer”), held by the Reporting Persons identified in Item 2 below. The address of the Issuer’s principal executive office is 18872 MacArthur Blvd, Suite 200, Irvine, California 92612.

Item 2. Identity and Background.

(a) This Schedule 13D/A is being filed jointly by (i) Auto Holdings Ltd., a British Virgin Islands company (“Auto Holdings”); (ii) PF Auto, Inc. a British Virgin Islands company (“PF Auto”); (iii) Ceiba International Corp., a Panama company (“Ceiba”); (iv) Jose Vargas, a citizen of the United States; (v) Galeb3 Inc, a Florida corporation owned solely by Mr. Vargas (“Galeb3”); (vi) Matias de Tezanos, a citizen of Costa Rica; (vii) Manatee Ventures Inc., a British Virgin Islands company solely owned by Mr. de Tezanos; (viii) John Peter Klose de Ojeda, a citizen of Guatemala; (ix) Richard Aitkenhead Castillo, a citizen of Guatemala; (x) Investment and Development Finance Corp., a Panama company (“IDFC”), (xi) IDC Financial, S.A., a Panama company (“IDC Financial”); (xii) Juan Christian Klose Pieters, a citizen of Guatemala; (xiii) Margarita Klose, a citizen of Guatemala; (xiv) Jorge Miguel Fernandez Bianchi, a citizen of Guatemala; (xv) PF Holdings, Inc., a British Virgin Islands company; and (xvi) People F, Inc., a British Virgin Islands company. The foregoing are collectively “Reporting Persons.”

This amendment adds Jorge Miguel Fernandez Bianchi, PF Holdings, Inc. and People F, Inc. to the group.

(b) The address for Jorge Miguel Fernandez Bianchi is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The address for PF Holdings, Inc. is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The address for People F, Inc. is Diagonal 6, 12-42 zona 10, Edificio Design Center, Torre II, Of. 1103, Guatemala City, Guatemala 01010. The addresses of the other Reporting Persons were previously filed with the original Schedule 13D and the first amendment thereof.

(c) The principal business of PF Holdings, Inc. and People F, Inc. is investment management. Mr. de Tezanos is the Chief Executive Officer for both PF Holdings, Inc. and People F, Inc. Mr. Vargas is the President for People F., Inc.

(d) During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Reporting Persons have been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Jorge Miguel Fernandez Bianchi is a citizen of Guatemala. The rest of the individuals and entities filed their citizenship/places of domicile with the original Schedule 13D and the first amendment thereof.

Item 3. Source and Amount of Funds and Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The purposes of this filing to report the conversion of 130,766 Series B Stock and 115,381 Series B Warrants into 1,307,660 shares Common Stock and 1,153,810 warrants to purchase shares of Common Stock of the Issuer. The conversion occurred upon the required approval of the Issuer’s shareholders identified as Proposal Number 2 at the 2017 Annual Meeting of the Issuer on June 22, 2017 thereby satisfying terms and conditions for the Mandatory Conversion of the Series B Stock and Series B Warrants. Upon receipt of the Issuer’s approval by shareholders, the Series B Preferred Stock and Series B Warrant automatically converted into shares of Common Stock as reported in the Issuer’s Form 8-K dated and filed with the U.S. Securities and Exchange Commission (the “SEC”) resulting in a Mandatory Conversation as set forth in that certain Certificate of Designations of Series B Junior Participating Stock dated October 1, 2015 filed as Exhibit 2.1 to the Issuer’s Form 8-K dated October 5, 2015 and filed with the SEC on October 6, 2015.

The Reporting Persons may from time to time and at any time, acquire additional shares of capital stock of the Issuer (“Shares”) in the open market or otherwise and reserve the right to dispose of any or all of the Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares (subject to applicable SEC rules and regulations and any policies of the Issuer to which the Reporting Persons may be subject).

Item 5. Interest in Securities of the Company.

The aggregate amount beneficially owned by each reporting person is 2,782,928 shares of Common Stock and warrants to purchase 1,153,110 shares of Common Stock of the Issuer, with the exception of an additional 17,753 shares of Common Stock owned by Jose Vargas and Galeb 3.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Items 2, 4, and 5 herein are incorporated by reference.

Pursuant to an Amended and Restated Stockholder Agreement, the Issuer has been granted an irrevocable proxy through its officers to vote the common shares of the Issuer owned by the Reporting Persons in a manner consistent with the recommendations of management. The preferred and common shares of the Issuer owned by the Reporting Persons are also subject to restrictions on transfer pursuant to the Amended and Restated Stockholder Agreement, including rights of first refusal and rights of redemption. Most of these restrictions remain in place for 5 years unless earlier released by circumstances set forth in the Amended and Restated Shareholder Agreement. The foregoing description of the Amended and Restated Stockholder Agreement is qualified in its entirety by reference to the full text which is attached as an Exhibit to the Schedule 13D/A filed on October 14, 2015.

Item 7. Materials to be filed as Exhibits

Not applicable.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2018

AUTO HOLDINGS LTD.

By: /s/ Matías de Tezanos                                                                                                           By: /s/ Juan Christian Klose Pieters
Matías de Tezanos, Director                                                                                                              Juan Christian Klose Pieters

CEIBA INTERNATIONAL CORP.

By: /s/ Richard Aitkenhead Castillo                                                                                           By: /s/ Margarita Klose
Richard Aitkenhead Castillo, Director                                                                                              Margarita Klose

INVESTMENT AND DEVELOPMENT FINANCE CORP.

By: /s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo, Director

GALEB3 INC

By: /s/ Jose Vargas
Jose Vargas, President

JOSE VARGAS, individually

/s/ Jose Vargas
Jose Vargas

MANATEE VENTURES INC.

By: /s/ Matías de Tezanos
Matías de Tezanos, Director

MATÍAS DE TEZANOS, individually

By: /s/ Matías de Tezanos
Matías de Tezanos

JOHN PETER KLOSE DE OJEDA, individually

/s/ John Peter Klose de Ojeda
John Peter Klose de Ojeda

RICHARD AITKENHEAD CASTILLO, individually

/s/ Richard Aitkenhead Castillo
Richard Aitkenhead Castillo

IDC FINANCIAL, S.A.

By: /s/ Ana Luisa Martinez-Mont
Ana Luisa Martinez-Mont, Secretary

PF AUTO, INC.

By: /s/ Jose Vargas
Jose Vargas, President

JORGE MIGUEL FERNANDEZ BIANCHI, individually

By: /s/ Jorge Miguel Fernandez Bianchi
Jorge Miguel Fernandez Bianchi

PF HOLDINGS, INC.

By: /s/ Matías de Tezanos
Matías de Tezanos, Chief Executive Officer

PEOPLE F, INC.

By: /s/ Matías de Tezanos
Matías de Tezanos, Chief Executive Officer